UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
International Wire Group, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
460933104

(CUSIP Number)
December 17, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	460933104	13G	Page	2	of	9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Mast Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,463,825

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,463,825

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,463,825

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	14.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO, IA

CUSIP No.	460933104	13G	Page	3	of	9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Christopher B. Madison

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,463,825

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,463,825

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,463,825

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	14.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	460933104	13G	Page	4	of	9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). David J. Steinberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,463,825

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,463,825

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,463,825

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	14.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	460933104	13G	Page	5	of	9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Mast Credit Opportunities I Master Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		990,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		990,000

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	990,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	460933104	13G	Page	6	of	9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Mast OC I Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		473,825

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		473,825

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	473,825

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	460933104	13G	Page	7	of	9 Pages
Item 1.
(a) Name of Issuer: International Wire Group, Inc. (the “Issuer”).
(b) Address of Issuer’s Principal Executive Offices: 12 Masonic Avenue, Camden, NY 13316.
Item 2.
(a) Name of Persons Filing: This joint statement on Schedule 13G is being filed by Mast Capital Management, LLC, Christopher B. Madison, David J. Steinberg, Mast Credit Opportunities I Master Fund Limited, and Mast OC I Master Fund L.P., who are collectively referred to as the “Reporting Persons.” Mr. Madison and Mr. Steinberg (together, the “Managers”) are the managers of Mast Capital Management, LLC (“Capital”), which is the investment adviser of Mast Credit Opportunities I Master Fund Limited (the “Fund”) and is the general partner and investment adviser of Mast OC I Master Fund L.P. (the “LP”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b) Address of Principal Business Office: The principal business office of the Fund with respect to the shares reported hereunder is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 GT, Harbour Centre, 2nd Floor, North Church, Street, George Town, Cayman Islands. The principal business office of the LP with respect to the shares reported hereunder is c/o Walkers SPV Limited, Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. The principal business office for Capital and each of the Managers with respect to the shares reported hereunder is 200 Clarendon Street, 51st Floor, Boston, MA 02116.
(c) Citizenship: Capital is a Delaware limited liability company. The Fund is a Cayman Islands exempted company. The LP is a Cayman Islands exempted partnership. The Managers are U.S. citizens.
(d) Title of Class of Securities: Common Stock, par value $.01 per share (the “Common Stock”).
(e) CUSIP Number: 460933104.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     N/A.

CUSIP No.	460933104	13G	Page	8	of	9 Pages

Item 4.	Ownership.
As of the date of this filing, the Reporting Persons, in the aggregate, beneficially own 1,463,825 shares of Common Stock of the Issuer, representing approximately 14.7% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) the LP beneficially owns 473,125 shares of Common Stock of the Issuer representing approximately 4.7% of such class, (ii) the Fund beneficially owns 990,000 shares of Common Stock of the Issuer representing approximately 9.9% of such class and (iii) Capital, as the investment adviser to the Fund and the investment adviser and general partner of the LP, and Mr. Madison and Mr. Steinberg, as the managers of Capital, each beneficially owns 1,463,825 shares of Common Stock of the Issuer representing 14.7% of such class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 9,986,202 shares the Common Stock of the Issuer outstanding as of October 31, 2008, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarterly period ended September 30, 2008.
The Fund and the LP each have the power to vote and dispose all of the shares of Common Stock beneficially owned by such entity (as described above). Capital, as the investment adviser of the Fund and the investment adviser and general partner of the LP, has the authority to vote and dispose of all of the shares of Common Stock beneficially owned by the Fund and the LP. Each of the Messrs. Madison and Steinberg, by virtue of his position as manager of Capital, has the authority to vote and dispose of all of the shares of Common Stock beneficially owned by the Fund and the LP.

Item 5.	Ownership of Five Percent or Less of a Class
N/A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A.

Item 8.	Identification and Classification of Members of the Group
N/A.

Item 9.	Notice of Dissolution of Group
N/A.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAST CAPITAL MANAGEMENT, LLC

By: Name:	/s/ Christopher B. Madison Christopher B. Madison
Title:	Manager of Mast Capital Management, LLC

CHRISTOPHER B. MADISON

/s/ Christopher B. Madison

DAVID J. STEINBERG

/s/ David J. Steinberg

MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED

By: Name:	/s/ Christopher B. Madison Christopher B. Madison
Title:	Director

MAST CREDIT OC I MASTER FUND L.P.

By: Name:	/s/ Christopher B. Madison Christopher B. Madison
Title:	Manager of Mast Capital Management, LLC, General Partner of Mast OC I Master Fund, L.P.

Exhibit 1
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees, as of December 30, 2008, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of International Wire Group, Inc. (the “Issuer”), and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

MAST CAPITAL MANAGEMENT, LLC

By: Name:	/s/ Christopher B. Madison Christopher B. Madison
Title:	Manager of Mast Capital Management, LLC

CHRISTOPHER B. MADISON

/s/ Christopher B. Madison

DAVID J. STEINBERG

/s/ David J. Steinberg

MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED

By: Name:	/s/ Christopher B. Madison Christopher B. Madison
Title:	Director

MAST OC I MASTER FUND L.P.

By: Name:	/s/ Christopher B. Madison Christopher B. Madison
Title:	Manager of Mast Capital Management, LLC, General Partner of Mast OC I Master Fund, L.P.